

KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

March 15, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Consolidated-Tomoka Land Co. and, under the date of March 15, 2012, we reported on the consolidated financial statements of Consolidated-Tomoka Land Co. as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On February 1, 2012, we were notified by Consolidated-Tomoka Land Co. that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of Consolidated-Tomoka Land Co.'s consolidated financial statements as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, and the issuance of our reports thereon. On March 15, 2012, we completed our audit and the auditor-client relationship ceased. We have read Consolidated-Tomoka Land Co.'s statements included under Item 4.01 of its Form 8-K dated March 15, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with Consolidated-Tomoka Land Co.'s statement that the change was approved by the Audit Committee.

Very truly yours,

KPMG LLP